Exhibit 10.2

AMENDED AND RESTATED EXECUTIVE

CHANGE IN CONTROL

SEVERANCE BENEFITS AGREEMENT

THIS AMENDED AND RESTATED EXECUTIVE CHANGE IN CONTROL SEVERANCE BENEFITS AGREEMENT (the “AGREEMENT”) is entered into on May 4, 2010, between David B. Bell (“EXECUTIVE”) and INTERSIL CORPORATION, a Delaware corporation (the “COMPANY”).

WHEREAS, this Agreement is intended to provide Executive with the compensation and benefits described herein upon the occurrence of specific events after the date hereof.

NOW THEREFORE, the Company and Executive hereby agree as follows:

Certain capitalized terms used in this Agreement are defined in Article VI.

ARTICLE I

EMPLOYMENT BY THE COMPANY

1.1 Executive is currently employed as an executive of the Company.

1.2 The Company and Executive wish to set forth the compensation and benefits which Executive shall be entitled to receive if Executive’s employment with the Company terminates following a Change in Control under the circumstances described in Article II of this Agreement.

1.3 The duties and obligations of the Company to Executive under this Agreement shall be in consideration for Executive’s continued employment with the Company and, in the event a Covered Termination occurs, Executive’s execution of the general waiver and release described in Section 3.2.

ARTICLE II

SEVERANCE BENEFIT

2.1 Entitlement to Severance Benefits. If Executive’s employment terminates due to an Involuntary Termination or a Voluntary Termination for Good Reason, in either case, within twelve (12) months following the effective date of a Change in Control, the termination of employment will be a Covered Termination and the Company shall pay Executive the compensation and benefits described in this Agreement. If Executive’s employment terminates, but not due to an Involuntary Termination or a Voluntary Termination for Good Reason, in any case, within twelve (12) months following the effective date of a Change in Control, then the termination of employment will not be a Covered Termination and Executive will not be entitled to receive any payments or benefits under this Agreement.

Payment of any benefits described in this Article II shall be subject to the restrictions and limitations set forth in Article III of this Agreement.

DAVID BELL CIC SEVERANCE AGREEMENT

2.2 Severance Payments. In the event of a Covered Termination, the Company shall continue to pay the Executive’s Annual Base Pay for two (2) years (the “Severance Period”). In addition, the Company shall make four payments, each in the amount of fifty-five percent (55%) of the Executive’s Annual Base Pay, payable within 30 days after each of the first two March 1 and September 1 dates following such Covered Termination. All payments made pursuant to this Section 2.2 shall be made less applicable deductions and withholdings and are payable in accordance with Intersil’s normal payroll practices immediately prior to the Covered Termination.

2.3 Welfare Benefits. Following a Covered Termination, Executive and his covered dependents will be eligible to convert his and his covered dependents’ life insurance coverage to individual policies and the Company shall reimburse the Executive for the applicable premium(s) during the Severance Period. Following a Covered Termination, either (x) Executive and his spouse will, if eligible, be covered in the retiree medical plan maintained by the Company (the “Retiree Medical Plan”) or (y) if not so eligible, the Executive will be reimbursed for his and his covered dependents’ applicable premium(s) during the Severance Period for continuation coverage under the Company’s health insurance plans. If the Executive qualifies to participate in the Retiree Medical Plan, upon his Covered Termination, the Executive and his spouse will be eligible to participate in the Retiree Medical Plan and the Company will make the full payment of the premiums for coverage of the Executive and his spouse under the Retiree Medical Plan; provided, however, that if the Retiree Medical Plan is terminated with respect to all other employees of Intersil after his termination of employment hereunder, the Executive shall no longer be provided coverage under the Retiree Medical Plan; and provided, further, however, that the Company shall cease paying his or his spouse’s premiums under the Retiree Medical Plan when the Executive or his spouse, as the case may be, becomes eligible for Medicare or becomes covered under another employer’s medical plan. The Executive agrees to immediately notify the Company if he or his spouse becomes eligible for Medicare or covered by another employer’s medical plan. The Executive will not be reimbursed for the income, employment or other taxes payable due to any of the benefits provided to Executive, his spouse or any of his covered dependents under this Section 2.3. Any reimbursement or payment of premiums or other costs by the Company pursuant to this Section shall be made no later than the end of the calendar year following the calendar year in which the applicable premium or other cost is incurred by the Executive

2.4 Timing of Payments. Any payments scheduled to be provided pursuant to this Section 2 prior to the 45 th day following a Covered Termination shall instead be paid in a lump sum on the 45th day following such termination and all payments scheduled to be made thereafter shall be made as regularly scheduled.

2.5 Mitigation. Except as otherwise specifically provided herein, Executive shall not be required to mitigate damages or the amount of any payment provided under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by Executive as a result of employment by another employer or by retirement benefits after the date of the Covered Termination, or otherwise.

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ARTICLE III

LIMITATIONS AND CONDITIONS ON BENEFITS

3.1 Withholding of Taxes. The Company shall withhold appropriate federal, state or local income and employment taxes from any payments hereunder.

3.2 Employee Agreement and Release Prior to receipt of Benefits. Upon the occurrence of a Covered Termination, and prior to the receipt of any benefits under this Agreement on account of the occurrence of a Covered Termination, Executive shall, as of the date of a Covered Termination, execute an employee agreement and release in the form attached hereto as Exhibit A; provided that such agreement and release have become binding and effective in accordance with the terms thereof on or before the forty-fifth (45th) day following the date of the Executive’s termination of employment. Such employee agreement and release shall specifically relate to all of Executive’s rights and claims in existence at the time of such execution and shall confirm Executive’s obligations under the Company’s standard form of proprietary information agreement. It is understood that such employee release and agreement shall comply with applicable law. In the event that Executive does not execute such release and agreement such that it is binding and effective (and all applicable revocation periods have expired) within forty five (45) days following such termination, no benefits shall be payable under this Agreement and this Agreement shall be null and void.

3.3. Code Section 409A. Notwithstanding any other provision of this Agreement to the contrary, if Executive is a “specified employee” within the meaning of Code Section 409A and the regulations issued thereunder, and a payment or benefit provided for in this Agreement would be subject to additional tax under Code Section 409A if such payment or benefit is paid within six months after Executive’s “separation from service” (within the meaning of Code Section 409A), then such payment or benefit required under this Agreement shall not be paid (or commence) during the six-month period immediately following Executive’s separation from service except as provided in the immediately following sentence. In such an event, any payments or benefits that would otherwise have been made or provided during such six-month period and which would have incurred such additional tax under Code Section 409A shall instead be paid to Executive (with simple interest calculated thereon at LIBOR plus 50 basis points as of the date of such separation from service) in a lump-sum payment on the earlier of (i) the first business day of the seventh month following Executive’s separation from service or (ii) the 10th business day following Executive’s death. If Executive’s termination of employment hereunder does not constitute a “separation from service” within the meaning of Code Section 409A, then any amounts payable hereunder on account of a termination of Executive’s employment and which are subject to Code Section 409A shall not be paid until Executive has experienced a “separation from service” within the meaning of Code Section 409A.

ARTICLE IV

OTHER RIGHTS AND BENEFITS

4.1 Non-exclusivity. Nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in any benefit, bonus, incentive or other plans, programs, policies or practices provided by the Company and for which Executive may otherwise qualify, nor shall anything herein limit or otherwise affect such rights as Executive may have under any

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stock option or other agreements with the Company. Except as otherwise expressly provided herein, amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of the Company at or subsequent to the date of a Covered Termination shall be payable in accordance with such plan, policy, practice or program.

4.2 Parachute Payments. If all or any portion of the amounts payable or benefits provided to the Executive under this Agreement or otherwise are ‘excess parachute payments’ and are subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), and if the net after-tax amount (taking into account all applicable taxes payable by the Executive, including without limitation any Excise Tax) that the Executive would receive with respect to such payments or benefits does not exceed the net after-tax amount the Executive would receive if the amount of such payments and benefits were reduced to the maximum amount which could otherwise be payable to the Executive without the imposition of the Excise Tax, then, only to the extent necessary to eliminate the imposition of the Excise Tax, such payments and benefits shall be reduced, in the order and of the type mutually agreed to by the Executive and the Company, provided however, that, to the extent necessary to comply with Section 409A of the Code, such forfeitures shall first apply against the latest scheduled cash payments, then to current cash payments and then to non-cash benefits. The calculations required under this Section 4.2 shall be prepared by the Company and reviewed for accuracy by the Executive and the Company’s regular certified public accountants.

4.3 Stock Options, Deferred Stock Units and Restricted Stock. In the event of a Covered Termination, all stock options, deferred stock units, and restricted stock granted to Executive by the Company during the Executive’s employment with the Company then outstanding (i) shall immediately become fully vested (and with respect to the stock options, fully exercisable), and if any such award is subject to performance criteria, then such award shall fully vest in the amount such award would have vested at the performance level achieved through the last day of the quarter immediately preceding the date of such Covered Termination (or, if it is not reasonably practicable to measure performance following the Change in Control preceding such Covered Termination (as determined in good faith by the Company), performance shall be measured through the last day of the quarter immediately preceding such Change in Control), and (ii) Executive shall have (A) twelve (12) months following a Covered Termination (or the remaining term of the applicable option grant if shorter than 12 months) to exercise any stock options which were converted from Elantec options or awards granted on or after January 1, 2006, and (B) shall have twenty-four (24) months following a Covered Termination (or the remaining term of the applicable option grant if shorter than 24 months) to exercise any awards not described in 4.3(ii)(A). If applicable, the Company shall only amend all such stock options, deferred stock units or restricted stock grants in a manner that will not adversely affect Executive’s financial position and that does not subject Executive to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ARTICLE V

NON-ALIENATION OF BENEFITS

No benefit hereunder shall be subject to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to so subject a benefit hereunder shall be void.

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ARTICLE VI

DEFINITIONS

For purposes of the Agreement, the following terms shall have the meanings set forth below:

6.1 “Agreement” means this Amended and Restated Executive Change in Control Severance Benefits Agreement.

6.2 “Annual Base Pay” means Executive’s annual base pay at the rate in effect during the last regularly scheduled payroll period immediately preceding (i) the Change in Control or (ii) the Covered Termination, whichever is greater.

6.3 “Change in Control” means the consummation of any of the following transactions after the date hereof:

(a) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(b) a liquidation or dissolution of the Company;

(c) the sale, lease, exchange or other transfer or disposition by the Company of all or substantially all (more than fifty percent (50%)) of the Company’s assets;

(d) any person (as such term is used in Section 13(d) of the Exchange Act) becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) directly or indirectly of 25% or more of the Company’s outstanding Common Stock other than (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a Subsidiary, (y) a person who acquires such Common Stock directly from the Company in a privately-negotiated transaction or in an underwritten public offering or (z) a person (as such term is used in Section 13(d) of the Exchange Act) who is already a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) directly or indirectly of 25% or more of the Company’s outstanding Common Stock; or

(e) a change in the composition of the Board of Directors of the Company such that the individuals who as of any date constitute the Board of Directors of the Company (the “Incumbent Board”) cease to constitute a majority of the Board of Directors of the Company at any time during the 24-month period immediately following such date; provided, however, that if the election, or nomination for election by the Company’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board, and provided further that any reductions in the size of the Board of Directors of the Company that are instituted voluntarily by the Incumbent Board shall not constitute a Change in Control, and after any such reduction the “Incumbent Board” shall mean the Board of Directors of the Company as so reduced.

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Notwithstanding the foregoing, “Incumbent Directors” shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company.

6.4 “Company” means Intersil Corporation, a Delaware corporation, and any successor thereto.

6.5 “Covered Termination” means an Involuntary Termination or a Voluntary Termination for Good Reason, in either case, within twelve (12) months following a Change in Control after the date hereof. No other event shall be a Covered Termination for purposes of this Agreement.

6.6 “Involuntary Termination” means Executive’s dismissal or discharge by the Company or its subsidiaries (or, if applicable, by the successor entity) for reasons other than fraud, misappropriation or embezzlement on the part of Executive which resulted in material loss, damage or injury to the Company. Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for one of these reasons unless and until there shall have been delivered to Executive a copy of a resolution, duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Company’s Board of Directors at a meeting of the Company’s Board of Directors called and held for such purpose (after reasonable notice to Executive and an opportunity for the Executive, together with Executive’s counsel, to be heard before the Company’s Board of Directors), finding that in the good faith opinion of the Company’s Board of Directors, Executive was guilty of conduct set forth in the immediately preceding sentence and specifying the particulars thereof in detail.

The termination of the Executive’s employment would not be deemed to be an “Involuntary Termination” if such termination occurs as a result of the death or Disability (as defined in Executive’s employment agreement with the Company) of Executive.

6.7 “Voluntary Termination for Good Reason” means that the Executive voluntarily terminates his employment after any of the following are undertaken without Executive’s express written consent:

(a) the assignment to Executive of any duties or responsibilities which result in any diminution or adverse change of Executive’s position, status or circumstances of employment as in effect immediately prior to the Change in Control of the Company; any removal of Executive from or any failure to reelect Executive to any of such positions, except in connection with the termination of his employment for death, Disability or retirement or such termination by the Company other than an Involuntary Termination;

(b) a reduction by the Company in Executive’s Annual Base Pay or targeted annual cash incentive bonus in effect at the time;

(c) any failure by the Company to continue in effect any benefit plan or arrangement, including incentive plans or plans to receive securities of the Company, in which Executive is participating at the time of the Change in Control of the Company (hereinafter referred to as “Benefit Plans”), or the taking of any action by the Company which would adversely affect Executive’s participation in or reduce Executive’s benefits under any Benefit

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Plans or deprive Executive of any fringe benefit enjoyed by Executive at the time of the Change in Control of the Company, provided, however, that such termination shall not be deemed to be a “Voluntary Termination for Good Reason” if the Company offers a range of benefit plans and programs which, taken as a whole, are comparable to the Benefit Plans, as determined in good faith by Executive;

(d) a relocation of Executive, or the Company’s principal executive offices if Executive’s principal office is at such offices, to a location more than fifteen (15) miles from the location at which Executive performed Executive’s duties immediately prior to the Change in Control of the Company, except for required travel by Executive on the Company’s business to an extent substantially consistent with Executive’s business travel obligations at the time of the Change in Control of the Company;

(e) any breach by the Company of any provision of this Agreement; or

(f) any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company.

ARTICLE VII

GENERAL PROVISIONS

7.1 Employment Status. This Agreement does not constitute a contract of employment or impose on Executive any obligation to remain as an employee, or impose on the Company any obligation (i) to retain Executive as an employee, (ii) to change the status of Executive as an at-will employee, if applicable or (iii) to change the Company’s policies regarding termination of employment.

7.2 Notices. Any notices provided hereunder must be in writing and such notices or any other written communication shall be deemed effective upon the earlier of personal delivery (including personal delivery by telex or facsimile) or the third day after mailing by first class mail, to the Company at its primary office location and to Executive at his address as listed in the Company’s payroll records. Any payments made by the Company to Executive under the terms of this Agreement shall be delivered to Executive either in person or at his address as listed in the Company’s payroll records.

7.3 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provisions had never been contained herein.

7.4 Waiver. If either party should waive any breach of any provisions of the Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

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7.5 Complete Agreement. This Agreement, including Exhibit A and other written agreements referred to in this Agreement, constitutes the entire agreement between Executive and the Company and it is the complete, final, and exclusive embodiment of their agreement with regard to the subject matter hereof, and expressly supersedes all other agreements, promises or understandings, whether oral or written, including, without limitation, Executive’s prior Executive Change in Control Severance Benefits Agreement entered into on April 2, 2007. For avoidance of doubt, the parties hereto acknowledge and agree that in the event of any termination of Executive’s employment with the Company which constitutes a Covered Termination hereunder, Executive shall be entitled to the rights and benefits provided for in this Agreement in lieu of any rights or benefits provided for in his employment agreement with the Company. This Agreement is entered into without reliance on any promise or representation other than those expressly contained herein.

7.6 Amendment or Termination of Agreement. This Agreement may be changed or terminated only upon the mutual written consent of the Company and Executive. The written consent of the Company to a change or termination of this Agreement must be signed by an executive officer of the Company after such change or termination has been approved by the Compensation Committee of the Company’s Board of Directors.

7.7 Counterparts. This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same Agreement.

7.8 Headings. The headings of the Articles and sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

7.9 Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of his duties hereunder and Executive may not assign any of his rights hereunder without the written consent of the Company, which consent shall not be withheld unreasonably.

7.10 Attorneys’ Fees. If Executive brings any action to enforce his rights hereunder, Executive shall be entitled to recover his reasonable attorneys’ fees and costs incurred in connection with such action if Executive is the prevailing party in such action. Any reimbursements made by the Company to the Executive pursuant to this Section shall be made no later than the end of the calendar year following the calendar year in which the related cost is incurred by the Executive.

7.11 Choice of Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of California without reference to conflict of laws provisions thereof.

7.12 Non-Publication. The parties mutually agree not to disclose publicly the terms of this Agreement except to the extent that disclosure is mandated by applicable law.

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7.13 Construction of Agreement. In the event of a conflict between the text of this Agreement and any summary, description or other information regarding this Agreement, the text of this Agreement shall control.

[Signatures Appear on the Following Page]

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year written above.

INTERSIL CORPORATION a Delaware Corporation	EXECUTIVE

/s/ Vern Kelley	/s/ David B. Bell
	Name:	David B. Bell
	Title:	President and Chief Executive Officer

May 25, 2010
Date

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Exhibit A

Intersil Corporation

Employee Release Agreement

Except as otherwise set forth in this Employee Release Agreement (the “Agreement”), I, David B. Bell, hereby release, acquit and forever discharge Intersil Corporation (the “Company”), its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys’ fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed (other than any claim for indemnification I may have as a result of any third party action against me based on my employment with the Company), arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the date I sign this Agreement, including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company or the termination of that employment, including but not limited to, claims of intentional and negligent infliction of emotional distress, any and all tort claims for personal injury, claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law or cause of action including, but not limited to, the federal Civil Rights Act of 1964, as amended; the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”); the federal Americans with Disabilities Act of 1990; the California Fair Employment and Housing Act, as amended; tort law; contract law; wrongful discharge; discrimination; fraud; defamation; emotional distress; and breach of the implied covenant of good faith and fair dealing; provided, however, that nothing in this paragraph shall be construed in any way to release the Company from its obligation to indemnify me pursuant to the Company’s Indemnification Agreement and to provide me with continued coverage under the Company’s directors and officers liability insurance policy to the same extent that it has provided such coverage to previously departed officers and directors of the Company.

I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.” I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims I may have against the Company or any other related party identified above. Accordingly, I agree and acknowledge that the above general release provision applies not only to claims that are presently known, suspected, or disclosed to me, but also to claims that are presently unknown, unsuspected, or undisclosed to me. I acknowledge that I am assuming the risk that the facts may turn out to be different from what I believe them to be and agree that the general release in this Agreement shall be in all respects effective and not subject to termination or rescission because of such mistaken belief.

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I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under the ADEA. I also acknowledge that the consideration given for the waiver and release in the preceding paragraph hereof is in addition to anything of value which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) my waiver and release do not apply to any rights or claims that may arise after the date I sign this Agreement; (b) I have the right to consult with an attorney prior to executing this Agreement; (c) I have twenty-one (21) days to consider this Agreement (although I may choose to voluntarily execute this Agreement earlier); (d) I have seven (7) days following my execution of this Agreement to revoke the Agreement by providing written notice to the Company; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after this Agreement is executed by me, provided that the Company has also executed this Agreement by that date.

DAVID B. BELL	INTERSIL CORPORATION

By:

Dated:	Title:

Dated:

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